Fried, Frank, Harris, Shriver & Jacobson
99 City Road
London EC1Y 1AX
United Kingdom
Tel: 020.7972.9600
Int'l: +44.20.7972.9600
Fax: 020.7972.9602
www.ffhsj.com

03032772

Direct: +44 20 7972 9606
Fax: +44 20 7972 9602
ahmadsal@ffhsj.com

October 3, 2003

By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

FRIED
FRANK
HARRIS
SHRIVER &
JACOBSON

Re: *Premier Oil plc (f/k/a Premier Oil Group plc) Rule 12g3-2(b) Exemption; File Number 82-34723*

Dear Sirs:

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases:

1. "Restructuring Update"
2. "Completion of Restructuring"
3. "Interim Results for Six Months to 30 June 2003"

Please acknowledge receipt of this submission by stamping and returning the enclosed copy of this letter to our messenger, who has been instructed to wait.

Very truly yours,

Salman Ahmad

Enclosures
53228

A list of partners and their professional qualifications is available at the above address

dlw 10/28



2003
2002
2001
2000
1999
1998

Completion of Restructuring

Following the previous announcements in relation to the restructuring of its group, Premier is pleased to announce that the Restructuring has completed.

Market participants are reminded that Premier's issued share capital now comprises 80,057,441 ordinary shares, following the 1 for 10 consolidation.

12 September 2003

Premier Oil plc **Tel: 020 7730 1111**

Mark Akers

Deutsche Bank **Tel: 020 7545 8000**

Roger Aylard

Nigel Meek

Rob Gray

College Hill **Tel: 020 7457 2020**

James Henderson

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Restructuring Update

Following the previous announcements in relation to the restructuring of its group, Premier announces that, at a Court hearing held earlier today, the Reduction of Capital of Premier was approved. Completion of the Restructuring, which includes a consolidation of Premier's share capital, is expected to occur prior to the commencement of trading of the new consolidated shares tomorrow morning, 12 September.

Charles Jamieson, CEO of Premier Oil, said:

"We are extremely pleased to report that we now expect to complete this landmark deal tomorrow. Premier will shortly be fully independent for the first time in eight years, free to pursue its stated strategy of adding value in its core areas in West Africa, South and South East Asia and the UK."

Premier also announces that its interim results will be released to the market on 18 September.

Details of Reduction of Capital and Share Consolidation

The Reduction of Capital is the final condition to the proposed restructuring of the Premier Group (the "**Restructuring**"), which will include the cancellation of all Premier's ordinary and convertible shares held by Amerada Hess Limited and Petronas International Corporation Limited (the "**Reduction of Capital**"). The Restructuring also involves the transfer of the whole of Premier's interest in the Yetagun project and part of its interest in Natuna.

Immediately following completion of the Restructuring Premier's share capital will be consolidated. Shareholders will receive one consolidated ordinary share of 50 pence each in Premier (the "**Consolidated Ordinary Shares**") for every 10 ordinary shares held prior to the Reduction of Capital.

Following the consolidation, approximately 80.06 million Consolidated Ordinary Shares will be in issue. It is expected that all of the Consolidated Ordinary Shares will commence trading on the London Stock Exchange at 8.00 a.m. on 12 September 2003.
CREST accounts are expected to be credited with the Consolidated Ordinary Shares where held in uncertificated form on 12 September 2003, and definitive share certificates for the Consolidated Ordinary Shares held in certificated form will be despatched approximately one week later. Any existing share certificates relating to Premier ordinary shares of 5 pence should be destroyed upon receipt of the replacement certificate.

Fractions of Consolidated Ordinary Shares arising pursuant to the consolidation will be aggregated together and sold on behalf of the relevant shareholders and the net proceeds of sale (after deduction of commissions and expenses) distributed among the relevant shareholders in due course.

Further details relating to the Restructuring are set out in the circular sent to Premier shareholders dated 11 October 2002.

11th September 2003

11th September 2003

ENQUIRIES:

Premier Oil plc	**Tel: 020 7730 1111**
Mark Akers	
College Hill	**Tel: 020 7457 2020**
James Henderson	
Deutsche Bank	**Tel: 020 7545 8000**
Roger Aylard	
Nigel Meek	



Interim Results for the six months to 30 June 2003

For further information, download PDF

Premier is an independent exploration and production company witt gas and oil interests principally in the UK, Asia and West Africa.

Restructuring

- Completion on 12 September of $670 million restructuring (£406 million) transforming Premier into a fully independent oil company
- Shares consolidated on a 1 for 10 basis with trading now commenced on the London Stock Exchange
- Substantial improvement in balance sheet: pro forma net debt post-restructuring of £15.9 million and gearing ratio of 5% at 30 June 2003 (31 December 2002 pre restructuring: £249.5 million – gearing 80%)
- Ongoing production at the rate of approximately 35,000 boepd

Improved financial performance (pre-restructuring)

- Turnover up 27% at £146.1 million (2002: £115.2 million) reflecting production increases and strong oil prices
- Operating profit up 54% at £81.1 million (2002: £52.7 million)
- Net profit after tax up 188% at £44.0 million (2002: £15.3 million)
- Operating cash flow after interest and taxes up 57% to £97.1 million (2002: £61.9 million)

Operating highlights

Exploration

- 10 - 14 well drilling programme over next 15 months – UK, West Africa, Pakistan, Indonesia and India
- Mauritania – Chinguetti appraisal well spudded 1 September 2003
- Acreage acquisitions
    - West Africa – Gabon, Mauritania and SADR from Fusion
    - Pakistan – Indus delta block with Shell
    - UK – Reach block as operator – Licence P1048

      - 2 blocks in 21st Round – Block 39/2b, 39/7

Production

- Pakistan gas production – rising to 10,000 boepd during the second half
- West Natuna gas – production at record levels (10,000 boepd net to Premier)
- Unit operating costs down by a third

Non core assets - UK and Australian investments sold for up to £21.2 million

Sir David John, Chairman, commented:

"As we move forward from the restructuring, the outlook for Premier and its shareholders is very positive with an exciting drilling programme now underway. We have excellent assets, mainly in production so future costs are low, and strong finances with negligible net debt by the end of this year. Our goals are clear - we intend to generate further shareholder value through exploration and commercial deals – actively managing our portfolio to realise extra value for shareholders."

18 September 2003

ENQUIRIES:

Premier Oil plc **Tel: 020 7730 1111**

Charles Jamieson

John van der Welle

College Hill **Tel: 020 7457 2020**

James Henderson

Chairman's Statement

The first half of 2003 has been a period of particularly strong operational and financial performance. I am also delighted to report that the corporate restructuring announced last year has now been completed - Premier is now fully independent once again after 8 years, and is vigorously pursuing its strategy for new growth.

Financial and operating performance

Production for the half-year was 62,000 barrels of oil equivalent per day (boepd), an increase of 24% from 2002. The Brent oil price has averaged over $28 per barrel, up by over $5 per barrel. Consequently profits are higher in the first half of 2003 representing the fourth year of increases in succession.

Net profits for the period amounted to £44.0 million (2002: £15.3 million), an increase of 188% due to higher production and prices. Earnings per share increased to 27.2 pence, compared with 9.7 pence in the corresponding period. Reported profits include those attributable to the assets in Myanmar and Indonesia which were subsequently transferred as part of the restructuring; excluding these, net profits in respect of the ongoing assets in the half year amounted to £13.4 million.

Net debt, including joint venture balances, fell over the six months from £249.5 million to £173.4 million, a reduction of £76.1 million due to strong cash flows supported by disposal receipts. The restructuring has further reduced net debt as detailed below.

Premier's reserve base is now substantially all in production, following our heavy investment programme on field developments in recent years. Increases in production were recorded in three countries. In Indonesia our gas buyers have taken volumes higher than budgeted, and in Pakistan we have raised production levels with the start of production from new facilities, and benefited from high demand from buyers. Production in Myanmar was up 75% as deliveries were successfully made at higher levels, following a capacity upgrade in accordance with the planned volume step-up under the gas sales agreement.

The group's health, safety and environment performance has again been industry top quartile. Of particular note in June this year Premier's operated West Natuna facilities in Indonesia completed two years of continuous operations without a lost time incident.

Restructuring

On 12 September 2003 the corporate restructuring was finally completed, nearly a year after it was agreed and announced. As a result the shares have now been consolidated on a one for ten basis and share prices have been adjusted on the London Stock Exchange accordingly. This $670 million transaction - which involves the sale of our Myanmar and part of our Indonesian businesses - has proven to be difficult to finalise, in particular due to its complexity and the number of consents and approvals required. I would like to thank shareholders for their patience while the company and the now departed major shareholders have worked hard to achieve completion.

One impact of the restructuring is to considerably strengthen the company's balance sheet. On a pro forma basis for the transaction, at 30 June 2003 Premier had net debt of £15.9 million representing a gearing ratio of 5%. This is down from a peak of £492 million only 2 years ago, and is still falling.

Commercial

On the commercial and asset management front, the year to date has seen a number of transactions successfully reached. We have sold our holdings in certain non-core UK assets and our equity stake in Australian Worldwide Exploration for proceeds totalling a maximum of £21.2 million. In May this year we announced the acquisition of a number of interests in West Africa from Fusion Oil & Gas plc, including oil reserves awaiting development go-ahead in Mauritania together with associated exploration interests in that country, and in Gabon and Saharawi Arab Democratic Republic (SADR). This acquisition represents an important advance towards our objective of building a material business with significant upside potential in West Africa, and is a good example of Premier's growth strategy through commercial deal-making.

Exploration

The results of exploration drilling in Indonesia and Pakistan in the half-year were frustrating. All exploration wells encountered hydrocarbons, but only one - Zirkani-1 in Pakistan - has the potential to become part of a commercial gas field development. Premier has made excellent progress in replenishing its exploration portfolio to provide the basis of a forward drilling programme of 10 to 14 wells over the next 15 months. The first of three wells in Mauritania spudded in early September these will be followed by wells in the UK, Pakistan, Gabon, Guinea Bissau, India and Indonesia. We have added exploration opportunities in West Africa, Pakistan (offshore) and the UK. Our objective is to expose shareholders to significant reserve additions by finding attractive exploration prospects principally in the UK, South and South East Asia and West Africa.

Board

In June this year we announced the resignation of Richard Mew, who represented shareholder Amerada Hess, following his resignation from that company. Following the restructuring completion, the other directors representing Amerada Hess (J Barclay Collins) and Petronas (Dato' Idris Mansor and Encik Mohammad Medan Abdullah) have ceased to be directors of any Premier group company.

Outlook

As we move forward from the restructuring, the outlook for Premier and its shareholders is very positive with an exciting drilling programme now underway. We have excellent assets, mainly in production so future costs are low, and strong finances with negligible net debt by the end of this year. Our goals are clear - we intend to generate further shareholder value through exploration and commercial deals – actively managing our portfolio to realise extra value for shareholders.

Financial and Operations Review

Restructuring

On 16 September 2002, Premier announced its corporate restructuring involving the group's South East Asian interests in a transaction with major shareholders Amerada Hess and Petronas. The economic effective date of this transaction was 30 September 2002. However, for accounting purposes the impact of the transaction will be recorded at 12 September 2003, the actual date completion occurred.

Accordingly, the results for the first six months of 2003 include the full interim period contributions from the Indonesian and Myanmar businesses transferred under the restructuring.

The completion of the restructuring occurred prior to the announcement of the group's interim results, therefore Premier is required to present the consolidated profit and loss account in accordance with accounting standard FRS 3 - Reporting Financial Performance, and show the operating profit contribution from discontinued operations.

The sale of the Yetagun asset satisfies the FRS 3 criteria for a discontinued business and accordingly is shown in the discontinued operation column in the profit and loss account. In contrast, the Natuna block A interest in Indonesia, which was partly disposed of, does not satisfy the criteria for discontinued operations as set out in FRS 3 due to Premier continuing to hold an interest in this asset. The profit contribution from the block A interest sold is shown in the column entitled - 'operations disposed as part of the restructuring'.

This approach is designed to show the operating profit associated with the retained ongoing assets and enable future performance to be assessed against this reference.

Following the completion of the restructuring, the resultant balance sheet shows much reduced levels of net debt and gearing in line with Premier's new strategy. On a pro forma basis, as at 30 June 2003 post the restructuring, the group's net debt (including joint venture balances) amounted to £15.9 million, with gearing at 5%.

Profit and loss account

Profit after tax for the six months to 30 June 2003 amounted to £44.0 million, compared with £15.3 million in the corresponding period in 2002. Record levels of production and strong oil prices have contributed to the significant growth in profit during the period.

Group production, on a working interest basis, was up by 24% at 62,000 barrels of oil equivalent per day (2002: 50,200 boepd). The increase reflects higher volumes in Indonesia, Pakistan and Myanmar. Premier's realised oil price after hedging amounted to $26.65 per barrel (2002: $23.38 per barrel). Realised gas prices increased 7% to $3.40 per thousand standard cubic feet.

As a result of the higher level of production and improved realised sales prices, turnover, including the group's share of joint ventures in Pakistan and Myanmar, was 27% higher at £146.1 million, an increase of £30.9 million.

Cost of sales fell in the period to £41.8 million (2002: £47.4 million) as a result of increased lower cost gas production and declining higher cost production of UK oil. As in the previous year, this does not include the group's operations in its joint ventures. Taking these into account, underlying group total cost of sales amounted to £57.2 million with the underlying group unit operating cost at £2.16 per barrel of oil equivalent (boe), down 34% on the corresponding period last year (£3.29

per boe). Underlying group unit amortisation amounted to £2.94 per boe, 11% down from corresponding period due to increased production from South East Asia.

Administrative costs, at £3.9 million for the half year, were 11% higher compared with the corresponding period (2002: £3.5 million) due to costs associated with the corporate reorganisation. Operating profits rose by £28.4 million to £81.1 million, including the contribution from joint ventures of £28.7 million. Operating profits for the period in respect of post-restructuring ongoing assets amounted £37.9 million, compared to £29.3 million in the first half of 2002.

Net interest expenses of £12.2 million were down 23% (2002: £15.8 million) as debt levels have continued to fall during the period. Realised exchange gains of £0.9 million (2002: loss £0.8 million) were generated as a result of the strengthening of the US dollar against sterling.

Profits before tax for the period were £71.2 million (2002: £36.1 million). Taxation charges, at £27.2 million, were higher than the charges reported for the first half of 2002 (£20.8 million) reflecting higher pre-tax profits.

Cash flow

Net cash flow from operating activities, as reported in the cash flow statement which excludes joint ventures, amounted to £91.3 million, up from £62.5 million in the corresponding period as a consequence of higher turnover. Net cash flow from operations after interest and taxes amounted to £66.7 million (2002: £46.2 million). Including joint ventures, net cash flow from operations after interest and taxes amounted to £97.1 million (2002: £61.9 million).

Capital expenditure in the period was £19.6 million (2002: £25.1 million), or £31.4 million including joint ventures (2002: £36.8 million). Of this latter amount, £15.2 million related to field developments, and £16.2 million to exploration and appraisal expenditure.

Net debt

Net debt, including balances in joint ventures, amounted to £173.4 million at 30 June 2003, down from £249.5 million six months earlier. Gearing, defined as net debt (including joint venture balances) divided by net assets, was down from 80% at the end of last year to a level of 49%. At 30 June 2003 the group (including joint ventures) had cash balances amounting to £101.6 million, together with undrawn committed bank facilities of £36.4 million.

Group production

The group's production, on a working interest basis, amounted to 62,000 boepd, up from 50,200 boepd in the corresponding period. The increase reflected higher gas sales in Asia - overall group production was 69% gas and 31% liquids (2002: 57% gas). Production in the half year relating to ongoing assets retained post the restructuring amounted to 35,300 boepd (2002: 33,350 boepd).

Exploration and appraisal

During the half-year Premier completed four operated exploration and appraisal wells - two in Pakistan and two in Indonesia - and one non-operated well also in Pakistan. Results in both countries were frustrating in that all wells found hydrocarbons but only Zirkani in Pakistan has the potential to be commercial. However, exploration work continues on the concession areas

drilled - the Dumbar and Kirthar blocks onshore Pakistan and the Area IV part of block A in the Natuna Sea Indonesia.

Elsewhere seismic studies have been undertaken in the UK, India and West Africa. Following the acquisition of the Fusion interests in West Africa, an appraisal well of the Chinguetti discovery, was recently spudded offshore Mauritania. Over the last year, significant progress has been made in replenishing the exploration portfolio and building an exciting forward programme of drilling. We are planning to drill 10 to 14 wells over the next 15 months, in the UK, Pakistan, India, Mauritania, Guinea Bissau and Gabon. In addition, attractive acreage has been newly acquired offshore Pakistan and SADR.

Europe

Production in the UK amounted to 16,200 boepd representing 26% of group production, compared to 36% in the same period last year. The volume represents a decrease of some 11% on last year's peak level due to natural declines in producing fields.

The Wytch farm oil field produced 43,800 boepd (Premier share 5,400 boepd), down 25% on the corresponding period last year. The continued success of the infill drilling of multilateral sidetracks in maintaining production levels was offset by periods of planned shutdown and flow restriction for pipeline and compressor repairs in the first half. With the latest infill well now onstream, gross rates from the field have been restored to around 50,000 boepd.

Premier's net production from Kyle was 6,000 boepd, up a third on the corresponding period last year as a result of a period of uninterrupted oil and gas production from the four development wells this year. In 2002 production was curtailed due to a gas export pipeline blockage. Gross field rates are currently around 12,500 boepd.

In the Fife Area, Premier's net production amounted to 3,100 boepd from the Fife, Fergus, Flora and Angus fields, whilst Scott and Telford account for the majority of the remainder of net production in the UK.

As an important step in the rejuvenation of our UK exploration portfolio, we concluded a farm-in agreement with Reach Exploration Limited in July 2003 to acquire a 50% equity as operator in Moray Firth licence P1048 covering blocks 20/10b, 21/6a, 20/15a and 21/11b. The licence is on trend with the large Buzzard oil discovery. Following reprocessing of 3D seismic this year, the joint venture plans to drill a well in the first half of 2004. In the 21st Licence Round announced in July 2003, Premier acquired a 30% equity in blocks 39/2b and 39/7 adjacent to our Fife Area interests, on which reprocessing of seismic data is planned as a first step.

In July 2003 Premier announced the sale of a package of non-core assets for £8.2 million in cash, £3 million of which is made up of deferred payments linked to first oil from discoveries. Assets sold include a 3.75% interest in the Rob Roy, Ivanhoe and Hamish fields, a 3.75% interest in the Perth discovery, a 15% interest in the Chestnut field and an 11.03% interest in block 20/2a, which includes Premier's 8.27% interest in the Ettrick discovery. Completion of the disposal is expected later this year.

In Albania, Anglo-Albanian Petroleum has drilled, completed and placed on production 20 new wells with 6 re-activations continuing to produce. The focus to date has been to maximise information from each zone to predict production and recoveries across the field to optimise any future development. Production from the wells is beginning to increase and the first export of crude is planned for the fourth quarter 2003. A decision on the future development of the field is planned within the next few months.

Pakistan

Production net to Premier in the half year amounted to 6,900 boepd, an increase of 25% on the corresponding period for 2002. The increase is primarily due to the commissioning of the Bhit plant of 270 million standard cubic feet per day (mmscfd) capacity, and continued strong demand for gas from gas buyers leading to additional winter sales of 45 mmscfd from Qadirpur. Production of gas from the Bhit field began in December 2002 and contractual sales started in February 2003.

Zamzama gross production averaged 80 mmscfd until the end of the period. The full field development project enabling supply of up to 320 mmscfd was completed under budget this year, and contractual sales started in July, ahead of schedule. This, together with the completion of the expansion of Qadirpur processing facilities to 400 mmscfd, will result in further growth in Premier's gas production in Pakistan during the second half of 2003 to around 10,000 boepd.

Exploration in the Dumbar licence continued with the completion and testing of the Benir-2 and the drilling and testing of the Zirkani-1 wells. In Zirkani gas was encountered in two zones, however the Benir well proved to be uncommercial. Further appraisal of Zirkani is in progress and an additional prospect - Chung, which lies midway between Zirkani and the Bhit field, is planned to be spudded at the start of 2004.

Commercialisation of the Zarghun South gas discovery continued and negotiations for a farm-out of Premier's share were concluded recently. Premier will now retain a fully carried 3.75% interest through development and production of the field.

In July 2003, Premier announced its agreement to acquire a 23.75% interest in Shell's deepwater exploration licence covering block 2365-1 Offshore Indus E. A 3D seismic survey during the balance of the year will enhance the subsurface imaging of this tertiary delta, which is considered by Premier and its partners to have significant potential for both oil and gas.

In September 2003, two wells in Pakistan have been spudded. One well, Zamzama East-1, is targeting an undrilled prospect on the edge of the Zamzama field and the second well, Kadanwari West-1, is evaluating a possible extension of the Sawan gas field into the Kadanwari block.

Indonesia

The corporate restructuring has resulted in a reduction of Premier's interest in Natuna block A from 66.7% to 28.7%. Premier remains as operator of this block.

During the first half of 2003, production from the Anoa oil and gas field, which forms part of the West Natuna gas project, averaged 22,800 boepd - up from 17,500 boepd in the first half of 2002.

These volumes were higher than originally budgeted due to increased gas demand from gas buyers in Singapore. The Anoa Gas Export platform, which is bridge-linked to the Anoa oil platform, has been working at full pace in order to sustain these deliveries of gas. Oil production has also been ahead of forecast as a result of improvements to the offshore system.

The facilities continue to be operated by Premier with an excellent health, safety and environmental record. In June a significant measure of this record was reached when the milestone of two years of continuous operations without a lost time incident was achieved.

Commercial work is continuing to develop the opportunities to sell additional discovered gas from Natuna block A with the focus now being on the market in Singapore. Discussions are continuing with potential buyers and with the Indonesian authorities.

Two exploration wells, Kuda Nil-1 and Binturong-1 were completed on the eastern Area IV part of Natuna block A during the first quarter. Although both encountered hydrocarbons, neither structure contained sufficient volumes of oil to be commercial. Our exploration effort continues and other untested structures are being evaluated with a view to being considered for drilling in 2004.

Myanmar

The corporate restructuring has resulted in the disposal of all of Premier's interests in Myanmar, after a period of 13 years of activity there.

During the first half of 2003, gross average gas production from the Premier operated Yetagun gas field was 282 mmscfd and gross average condensate production 8,017 barrels per day. This gave Premier a combined net production for the period of 15,900 boepd compared with 9,100 boepd in the first six months of 2002.

Nominations have been consistently received from the gas buyer PTT for up to 300 mmscfd, which represents the full daily contractual quantity (DCQ) of 260 mmscfd plus an additional 15% contract entitlement as specified in the gas sales contract. A further 4 condensate offtakes were successfully made in the period from the floating storage and offtake vessel, giving a gross total of nearly 5 million barrels lifted since commencement of production from Yetagun.

Following the successful phase II capacity upgrade implemented last year, detailed engineering on the phase III capacity upgrade was largely completed during the period. Offshore pre-works and module fabrication work has now commenced on the upgrade to 400 mmscfd of DCQ sales of gas, and the corresponding increase in condensate production to approximately 11,500 barrels per day, with effect from April 2004.

Preparatory work was also commenced for a programme of in-fill production drilling to obtain the additional gas required to meet the step up in gas sales quantities in April 2004. A four well programme is scheduled to commence in the second half of 2003.

West Africa

In West Africa Premier has continued to build its offshore exploration portfolio. The acquisition of the interests offshore Mauritania, Gabon and SADR from Fusion represents a significant advance towards our objective of building a material business in West Africa. In Mauritania Premier has bought Fusion's interests in two deep-water production sharing contracts which include the Chinguetti and Banda oil discoveries.

The Chinguetti field, estimated to contain 120 million barrels of reserves, is expected to receive its development consent following the multi-well programme which is now underway. In addition, the appraisal of Banda will be considered in 2004.

Our Guinea Bissau acreage has been extensively re-evaluated and a second well on the Sinapa prospect is planned for early 2004. We are also in the final stages of agreeing a farm-out of this acreage to a large international exploration company with regional expertise. In the event that the Sinapa-2 well is successful, a number of follow-on targets exist.

In Gabon, the Phenix concession has been converted into the Dussafu production sharing contract and a well is planned for the first half of 2004. Several prospects have been identified on the acreage and are being evaluated for follow-on drilling.

As part of our acquisition from Fusion Premier will earn an 18% interest in the Iris Marin and Themis Marin Gabon shallow water production sharing contracts, which have multiple pre-salt targets on trend with our existing Dussafu acreage. In SADR, we have acquired the option to take a 35% interest under a technical study agreement. The area, which has considerable potential, is virtually unexplored as it is currently under a dispute over sovereignty. Recent developments toward the resolution of this dispute look encouraging.

India

During the first half of 2003 formal approval was received from the Government of India for Premier's farm-ins to two blocks in North East India, namely AAP-ON-94/1 (Jaipur) and CR-ON-90/1 (Cachar).

On the Jaipur block in Upper Assam, 118km of new 2D seismic was successfully acquired in very challenging jungle terrain. At the peak the workforce engaged in this project numbered some 620 people, and the work was successfully concluded without any lost time incidents. The data collected is now being processed and interpreted. A decision to drill will be made later this year.

On the Cachar block various geological studies were completed and the results have confirmed our earlier view that the block is highly prospective. Preparations are now underway for a 2D seismic acquisition programme which will commence in October 2003 and last for approximately six months.

The company's office in New Delhi is now fully functional and a team of skilled local staff is being assembled. The company is continuing to look for new opportunities to expand its business in India.

Consolidated profit and loss account

	Six months to 30 June 2003				Six months to 30 June 2002	Year to 31 December 2002
	Continuing					
	Ongoing operations	Operations disposed as part of the Restructuring*	Discontinued operations**	Total		
	£ million	£ million	£ million	£ million	£ million	£ million
Turnover						
Group and share of joint ventures	82.6	30.1	33.4	**146.1**	115.2	263.1
Less: share of joint ventures' turnover	(10.7)	-	(33.4)	**(44.1)**	(28.3)	(64.4)
Group turnover	71.9	30.1	-	**102.0**	86.9	198.7
Cost of sales	(32.6)	(9.2)	-	**(41.8)**	(47.4)	(107.0)
Exceptional provision for oil and gas assets	-	-	-	-	-	(13.1)
Exploration expenditure written off	(3.9)	-	-	**(3.9)**	-	(4.6)
Gross profit	35.4	20.9	-	**56.3**	39.5	74.0
Administrative costs	(3.9)	-	-	**(3.9)**	(3.5)	(7.9)
Group operating profit	31.5	20.9	-	**52.4**	36.0	66.1
Share of operating profit in joint ventures	6.4	-	22.3	**28.7**	16.7	38.0
Total operating profit (including joint ventures)	37.9	20.9	22.3	**81.1**	52.7	104.1
Profit on sale of investment	1.4	-	-	**1.4**	-	-
Net interest payable:						
Group	(8.1)	-	-	**(8.1)**	(9.6)	(17.8)
Joint ventures	-	-	(4.1)	**(4.1)**	(6.2)	(11.2)
Exchange gains/(losses)***	0.9	-	-	**0.9**	(0.8)	(2.5)
Profit on ordinary activities before tax	32.1	20.9	18.2	**71.2**	36.1	72.6
Tax:						
Group	(16.6)	(3.4)	-	**(20.0)**	(15.8)	(36.2)
Joint ventures	(2.1)	-	(5.1)	**(7.2)**	(5.0)	(11.4)
Profit after tax	13.4	17.5	13.1	**44.0**	15.3	25.0
Earnings per share (pence) - basic and diluted				**27.2**	9.7	15.8

Consolidated statement of total recognised gains and losses

	Six months to 30 June 2003	Six months to 30 June 2002	Year to 31 December 2002
	£ million	£ million	£ million
Net profit for the period excluding share of profits of joint ventures	**26.6**	9.8	9.6
Share of joint ventures' profits for the period	**17.4**	5.5	15.4
Net profit for the period attributable to members of the parent company	**44.0**	15.3	25.0
Exchange difference on retranslation of net assets of subsidiary undertakings	**(3.9)**	(7.2)	(16.7)
Exchange difference on retranslation of net assets of joint ventures	**(2.5)**	(0.2)	(8.3)
Total recognised gains relating to the period	**37.6**	7.9	-

* Relates to Natuna Sea assets, held in Indonesia, which were disposed as part of the Restructuring (note 6). As Premier continues to hold an interest in these assets, this disposal does not satisfy the criteria for discontinued operations in FRS 3 - 'Reporting Financial Performance'.

** Relates to Myanmar assets which were disposed as part of the Restructuring and satisfy the FRS 3 criteria for discontinued operations.

*** Exchange gains/(losses) relate wholly to the group.

Consolidated balance sheet

	At 30 June 2003 £ million	At 30 June 2002 £ million	At 31 December 2002 £ million
Fixed assets			
Intangible assets	**32.1**	42.9	24.3
Tangible assets	**375.4**	439.5	400.1
Investments	**-**	12.6	11.6
Investments in associated undertakings	**6.4**	-	-
Investments in joint ventures:			
Share of gross assets	**271.1**	268.4	257.4
Share of gross liabilities	**(145.9)**	(177.1)	(155.8)
Total fixed assets	**539.1**	586.3	537.6
Current assets			
Stocks	**7.3**	14.1	7.0
Debtors, including amounts due after one year	**68.0**	63.1	81.5
Cash and short term deposits	**69.2**	125.6	145.7
Total current assets	**144.5**	202.8	234.2
Creditors: amounts falling due within one year	**(241.4)**	(197.5)	(195.7)
Net current (liabilities)/assets	**(96.9)**	5.3	38.5
Total assets less current liabilities	**442.2**	591.6	576.1
Creditors: amounts falling due after one year including convertible debt	**(28.0)**	(211.5)	(201.3)
Deferred income	**(11.4)**	(12.8)	(11.7)
Provision for liabilities and charges	**(51.3)**	(47.3)	(50.8)
Net assets	**351.5**	320.0	312.3
Capital and reserves			
Share capital	**79.9**	79.3	79.4
Share premium account	**139.6**	138.4	138.5
Capital reserve	**14.5**	14.5	14.5
Merger reserve	**68.2**	68.2	68.2
Profit and loss account	**49.3**	19.6	11.7
Total equity shareholders' funds	**351.5**	320.0	312.3

Approved by the Board on
16 September 2003

Consolidated cash flow statement

	Six months to 30 June 2003 £ million	Six months to 30 June 2002 £ million	Year to 31 December 2002 £ million
Net cash flow from operating activities	**91.3**	62.5	123.5
Returns on investment and servicing of finance			
Interest received	**2.2**	1.8	4.3
Interest paid	**(10.8)**	(11.2)	(21.7)
	(8.6)	(9.4)	(17.4)
Taxation			
UK corporation tax refund/(paid)	**0.5**	-	(4.1)
UK petroleum revenue tax paid	**(8.4)**	(3.2)	(12.6)
Overseas tax paid	**(8.1)**	(3.7)	(4.0)
	(16.0)	(6.9)	(20.7)
Capital expenditure			
Payments to acquire fixed assets	**(19.6)**	(25.1)	(42.2)
Receipt from sale of fixed assets	**-**	21.2	23.4
Receipt from sale of listed investment	**13.0**	-	-
Investment in associated undertakings	**(6.4)**	-	-
Investment of funds in joint ventures	**(8.6)**	(8.1)	(11.6)
	(21.6)	(12.0)	(30.4)
Acquisitions and disposals			
Receipt arising from establishment of new joint venture	**-**	6.8	6.8
	-	6.8	6.8
Management of liquid resources			
Net change in short term deposits	**70.7**	(32.6)	(60.0)
	70.7	(32.6)	(60.0)
Financing			
Issue of ordinary share capital	**1.6**	0.4	0.7
Repayment of loans	**(124.2)**	-	-
Net cash (outflow)/inflow from financing	**(122.6)**	0.4	0.7
(Decrease)/increase in cash	**(6.8)**	8.8	2.5

Cash flows for the six months to 30 June 2003 exclude the cash flows of the joint ventures in accordance with FRS 9 - 'Associates and Joint Ventures'.

Notes

	Six months to 30 June 2003 £ million	Six months to 30 June 2002 £ million	Year to 31 December 2002 £ million
1. Geographical analysis			
Group turnover by origin and destination			
UK	**41.6**	45.1	103.0
Indonesia (destination Singapore)	**60.4**	41.8	95.7
Total group turnover	**102.0**	86.9	198.7
Joint venture turnover by origin and destination			
Pakistan	**10.7**	9.5	17.9
Myanmar (destination Thailand)	**33.4**	18.8	46.5
Total joint venture turnover	**44.1**	28.3	64.4
	146.1	115.2	263.1
Group operating profit/(loss) before tax			
UK	**14.7**	10.0	25.6
Albania	**-**	-	(0.1)
Australia	**-**	-	(0.1)
Indonesia	**41.8**	26.2	58.4
Other overseas	**(4.1)**	(0.2)	(4.6)
	52.4	36.0	79.2
Exceptional provision for oil and gas assets			
UK	**-**	-	(13.1)
	-	-	(13.1)
Group operating profit	**52.4**	36.0	66.1
Share of operating profit in joint ventures:			
Pakistan	**6.4**	6.3	10.8
Myanmar	**22.3**	10.4	27.2
Profit on disposal of investment	**1.4**	-	-
Net interest payable	**(12.2)**	(15.8)	(29.0)
Exchange gains/(losses)	**0.9**	(0.8)	(2.5)
Profit on ordinary activities before tax	**71.2**	36.1	72.6

2. Cost of sales

Operating costs	**16.4**	20.5	48.1
Royalties	**0.2**	2.2	5.7
Amortisation and depreciation of tangible fixed assets:			
Oil and gas	**24.5**	24.1	51.8
Other	**0.4**	0.4	0.9
Amortisation of decommissioning assets	**0.3**	0.2	0.5
	41.8	47.4	107.0

Notes *(continued)*

3. Group consolidated cash flow statement analysis	**Six months to 30 June 2003** **£ million**	Six months to 30 June 2002 £ million	Year to 31 December 2002 £ million
a) Reconciliation of operating profit to net cash flow from operating activities			
Operating profit	**52.4**	36.0	66.1
Amortisation	**25.2**	24.7	53.2
Impairment write downs	**-**	-	13.1
Exploration expenditure written off	**3.9**	-	4.6
Exchange translation difference	**(1.4)**	-	(3.5)
(Increase)/decrease in stocks	**(0.5)**	(1.9)	4.6
Decrease/(increase) in debtors	**13.2**	6.9	(9.3)
Decrease in creditors	**(1.5)**	(3.2)	(5.3)
Net cash inflow from operating activities	**91.3**	62.5	123.5
b) Reconciliation of net cash flow to movement in net debt			
Increase in cash in the period	**(6.8)**	8.8	2.5
Cash (inflow)/outflow from movement in liquid resources	**(70.7)**	32.6	60.0
Repayment of loans	**124.2**	-	-
Change in net debt resulting from cash flows	**46.7**	41.4	62.5
Exchange translation difference	**5.2**	12.8	29.4
Decrease in net debt in the period	**51.9**	54.2	91.9
Opening net debt	**(180.5)**	(272.4)	(272.4)
Closing net debt	**(128.6)**	(218.2)	(180.5)

	At 1 January 2003 **£ million**	**Cash flow** **£ million**	**Re-classification** **£ million**	**Exchange movements** **£ million**	**At 30 June 2003** **£ million**
c) Analysis of net debt					
Cash in hand and at bank	16.4	(6.8)	-	1.1	**10.7**
Bank loans due within one year	(124.2)	124.2	(169.8)	-	**(169.8)**
Debt due after one year	(202.0)	-	169.8	4.2	**(28.0)**
Short term deposits	129.3	(70.7)	-	(0.1)	**58.5**
Total net debt	(180.5)	46.7	-	5.2	**(128.6)**

Notes *(continued)*

4. Comparative information for disposed and discontinued operations

	Six months to 30 June 2002				Year to 31 December 2002			
	Continuing				Continuing			
	Ongoing operations	Operations disposed as part of the Restructuring*	Discontinued operations**	**Total**	Ongoing operations	Operations disposed as part of the Restructuring*	Discontinued operations**	**Total**
	£ million	£ million	£ million	**£ million**	£ million	£ million	£ million	**£ million**
urnover								
roup and share of joint ventures	77.9	18.4	18.9	**115.2**	171.5	45.1	46.5	**263.1**
ess: share of joint ventures' turnover	(9.4)	-	(18.9)	**(28.3)**	(17.9)	-	(46.5)	**(64.4)**
roup turnover	68.5	18.4	-	**86.9**	153.6	45.1	-	**198.7**
ost of sales	(42.0)	(5.4)	-	**(47.4)**	(91.2)	(15.8)	-	**(107.0)**
xceptional provision for oil and gas assets	-	-	-	**-**	(13.1)	-	-	**(13.1)**
xploration expenditure written off	-	-	-	**-**	(4.6)	-	-	**(4.6)**
ross profit	26.5	13.0	-	**39.5**	44.7	29.3	-	**74.0**
dministrative costs	(3.5)	-	-	**(3.5)**	(7.8)	(0.1)	-	**(7.9)**
roup operating profit	23.0	13.0	-	**36.0**	36.9	29.2	-	**66.1**
hare of operating profit in joint ventures	6.3	-	10.4	**16.7**	10.9	-	27.1	**38.0**
otal operating profit including joint ventures)	29.3	13.0	10.4	**52.7**	47.8	29.2	27.1	**104.1**

* Relates to Natuna Sea assets, held in Indonesia, which were disposed as part of the Restructuring (note 6). As Premier continues to hold an interest in these assets, this disposal does not satisfy the criteria for discontinued operations in FRS 3 - 'Reporting Financial Performance'.

** Relates to Myanmar assets which were disposed as part of the Restructuring and satisfy the FRS 3 criteria for discontinued operations.

5. Other notes

Basis of preparation

The interim statement does not represent statutory accounts within the meaning of section 240 of the Companies Act 1985.

The comparative financial information is based upon the statutory accounts for the year ended 31 December 2002. Those accounts, upon which the auditors issued an unqualified opinion, have been delivered to the Registrar of Companies.

The interim financial information has been prepared on the basis of the accounting policies set out in the group's 2002 statutory accounts.

Dividends

No interim dividend is proposed (30 June 2002: £nil).

Earnings per share

The calculation of basic and diluted earnings per share is based on the profit after tax of £44.0 million (30 June 2002: £15.3 million) and on weighted average shares in issue of 161.48 million (30 June 2002: 158.48 million). The number of shares quoted above have been adjusted for consolidation of ten ordinary shares of 5p to one ordinary share of 50p on 12 September 2003, in accordance with the terms of the Scheme of Arrangement for the Restructuring.

6. Restructuring

On 16 September 2002 the group announced that it had reached agreement with the two principal shareholders of the company, Amerada Hess Limited and Petronas International Corporation Limited on the terms of a restructuring (the Restructuring) which, when completed, will increase the group's core net asset value per share, whilst reducing both net debt and gearing. The implied consideration to be received by the group for the assets being transferred as part of the Restructuring is $670 million (£406 million). The main commercial elements of the Restructuring are disclosed in statutory accounts for the year ended 31 December 2002.

The Restructuring was completed on 12 September 2003. As a result of completion the Court sanctioned the Scheme of Arrangement for Premier in accordance with section 425 of the Companies Act 1985. Premier Oil plc (formerly Premier Oil Group plc) (the Company) became the new holding company of Premier Oil Group plc (formerly Premier Oil plc) (Premier). Premier, which was the holding company of the Premier group, cancelled its existing shares and issued new shares to the Company in consideration for which the Company, following the repurchase and redemption of its existing shares, is sued shares to the shareholders of Premier in proportion to their respective holdings of shares in Premier.

The following pro forma statement of consolidated net assets of the group has been prepared in order to illustrate how the consolidated net assets and net debt as at 30 June 2003 might have been affected had the Restructuring been completed on that date. It has been prepared for illustrative purposes only and, because of its nature, may not give a true picture of the financial position of the group post-Restructuring. It has been prepared in accordance with the explanatory notes set out below.

Premier Oil plc
Pro forma statement of consolidated net assets
At 30 June 2003

	Explanatory notes	Balance sheet at 30 June 2003 £ million	Impact of Restructuring £ million	Pro forma balance sheet at 30 June 2003 £ million
Fixed assets				
Intangible assets	6	32.1	(8.4)	23.7
Tangible assets	6,7	375.4	(94.7)	280.7
Investments in associated undertakings		6.4	-	6.4
Investments in joint ventures:				
Share of gross assets	1	271.1	(187.7)	83.4
Share of gross liabilities	1	(145.9)	124.9	(21.0)
Total fixed assets		539.1	(165.9)	373.2
Current assets				
Stocks	3	7.3	(1.0)	6.3
Debtors, including amounts due after one year	3	68.0	(14.7)	53.3
Cash and short term deposits	3,4,10	69.2	(29.1)	40.1
Total current assets		144.5	(44.8)	99.7
Creditors: amounts falling due under one year	3,5	(241.4)	179.2	(62.2)
Net current assets		(96.9)	134.4	37.5
Total assets less current liabilities		442.2	(31.5)	410.7
Creditors: amounts falling due after one year	5	(28.0)	(32.6)	(60.6)
Provision for liabilities and charges	8	(62.7)	10.5	(52.2)
Consolidated net assets	13	351.5	(53.6)	297.9

Explanatory notes:

1. The group held part of its interest in Myanmar through Global Resources Limited, in which it held a 50 per cent share. Premier accounts for its share in Global Resources Limited using the gross equity method which reflects Premier's share of the gross assets and liabilities of the joint venture under FRS 9 - 'Associates and Joint Ventures'.
2. US$ amounts have been converted at $1.65/£1.00, the exchange rate at 30 June 2003.
3. Estimated working capital balances of £15.7 million representing stock (£1.0 million), debtors (£14.7 million), cash (£10.0 million), and creditors (£10.0 million) have been transferred with the Natuna and Yetagun interests. These balances are assumed to be settled on completion. This estimated working capital balance is based upon the Framework Agreement dated 16 September 2002.
4. Costs of the transaction are shown as a cash expense. Total costs assumed, including an estimate of the 'make-whole' payment of Premier's loan notes, amount to $58.6 million (£35.5 million).
5. Under the Restructuring, bridge finance arrangements have been put in place and the loan notes will be repaid.
6. The transfer of exploration expenditure from intangible cost pool to tangible cost pool related to Natuna.
7. The reduction in fixed assets represents the impact of the partial disposal of Premier's interest in Natuna.
8. The deferred tax provision (£4.9 million) is written back to reflect Premier's remaining equity in Natuna. In addition, deferred income of £5.6 million has been released to reserves due to the change in the interest in Natuna.
9. Net debt (including balances in joint ventures) is £173.4 million pre-Restructuring and £15.9 million post-Restructuring. Gearing is 49 per cent pre-Restructuring and 5 per cent post-Restructuring. Net debt (excluding balances in joint ventures) is £128.6 million pre-Restructuring and £20.6 million post-Restructuring.
10. The cash adjustment of £29.1 million is broken down as follows:

	£ million
Transaction costs	(35.5)
Cash consideration	154.6
Working capital settlement	(1.1)
Repayment of long term debt	(197.7)
Funding from new credit facility	60.6
Cash transferred with assets	(10.0)
Total	**(29.1)**

11. The adjustment to net debt of £157.5 million is reconciled as follows:

	£ million
Cash movement as detailed above (note 10)	(29.1)
Yetagun debt included as part of joint venture net debt transferred with asset	77.2
Yetagun cash included as part of joint venture net debt transferred with asset	(27.7)
Long term debt repayment	197.7
Funding from new credit facility	(60.6)
Total	**157.5**

12. It is intended that the methodology used to prepare the pro forma financial statements above will be followed in preparing the financial statements which will reflect the Restructuring. All adjustments are directly attributable to the Restructuring.
13. The net assets movement will be reflected in the 2003 consolidated accounts of the group either as a reserves movement or as an exceptional profit and loss item depending on the nature of the item. Currently it is expected that from the total net movement of £53.6 million, an estimated charge of £23.6 million relating to the 'make-whole' payment on Premier's loan notes will be reflected as an exceptional item in the profit and loss account of the group.

Definitions:

A Net debt is defined as the group's borrowings, including the group's share of net debt held in joint ventures, less cash and short term deposits.

B Gearing is defined as net debt divided by net assets